Schedule 13D                                                       Page 1 of 10

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*


                              AEP Industries Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   001031103
                                (CUSIP Number)

                                Nancy G. Brown
                      Vice President and General Counsel
                             Borden Chemical, Inc.
                  180 East Broad Street, Columbus, Ohio 43215
                                (614) 225-4000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

               Copy to:                                Copy to:

            Scott M. Stuart                       David Sorkin, Esq.
            KKR Associates,                 Simpson Thacher & Bartlett LLP
      Whitehall Associates, L.P.,                425 Lexington Avenue
   c/o Kohlberg Kravis Roberts & Co.           New York, New York 10017
          9 West 57th Street                        (212) 455-2000
       New York, New York 10019
            (212) 750-8300


                                August 12, 2004
                                ---------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. \__\

Schedule 13D                                                       Page 2 of 10

CUSIP No. 001031103

-------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Borden Chemical, Inc.

-------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)    ..............................................................

          (b)    ..............................................................

-------------------------------------------------------------------------------

     3.   SEC Use Only.........................................................

-------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)

          Not applicable

-------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) ........................................................

-------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization

          New Jersey

-------------------------------------------------------------------------------


                 7.  Sole Voting Power

Number of            0
                 --------------------------------------------------------------
Shares
                 8.  Shared Voting Power
Beneficially
                     0
Owned by         --------------------------------------------------------------
Each
                 9.  Sole Dispositive Power
Reporting
                     0
Person           --------------------------------------------------------------

With             10. Shared Dispositive Power

                     0
-------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          0
-------------------------------------------------------------------------------

Schedule 13D                                                       Page 3 of 10


     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) ..................................................

-------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)

          0.0%
-------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)

          CO
          .....................................................................



CUSIP No. 001031103

-------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Borden Holdings, Inc.

-------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)    ..............................................................
          (b)    ..............................................................

-------------------------------------------------------------------------------

     3.   SEC Use Only.........................................................

-------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)

          Not applicable

-------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)...................................................

-------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization

          Delaware

-------------------------------------------------------------------------------

Schedule 13D                                                       Page 4 of 10


                 7.  Sole Voting Power

Number of            0

                 --------------------------------------------------------------
Shares
                 8.  Shared Voting Power
Beneficially
                     0
Owned by         --------------------------------------------------------------
Each
                 9.  Sole Dispositive Power
Reporting
                     0
Person
                 --------------------------------------------------------------
With
                 10. Shared Dispositive Power

                     0

 -------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          0

-------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)...................................................

-------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)

          0.0%

-------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)

          CO
          ......................................................................



CUSIP No. 001031103

------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          BW Holdings LLC

-------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)    ..............................................................

          (b)    ..............................................................

-------------------------------------------------------------------------------

Schedule 13D                                                       Page 5 of 10

     3.   SEC Use Only.........................................................

-------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)

          Not applicable

-------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)...................................................

-------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization

          Delaware

-------------------------------------------------------------------------------

                 7.  Sole Voting Power

Number of            0

                 --------------------------------------------------------------
Shares
                 8.  Shared Voting Power
Beneficially
                     0
Owned by         --------------------------------------------------------------
Each
                 9.  Sole Dispositive Power
Reporting
                     0
Person
                 --------------------------------------------------------------
With
                 10. Shared Dispositive Power

                     0

-------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          0

-------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)...................................................

-------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)

          0.0%

-------------------------------------------------------------------------------

Schedule 13D                                                       Page 6 of 10


     14.  Type of Reporting Person (See Instructions)

          OO, HC
          ......................................................................



CUSIP No. 001031103

[------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Whitehall Associates, L.P.

-------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)    ..............................................................

          (b)    ..............................................................

-------------------------------------------------------------------------------

     3.   SEC Use Only.........................................................

-------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)

          Not applicable

-------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)...................................................

-------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization

          Delaware

-------------------------------------------------------------------------------

                 7.  Sole Voting Power

Number of            0

                 --------------------------------------------------------------
Shares
                 8.  Shared Voting Power
Beneficially
                     0
Owned by         --------------------------------------------------------------
Each

Schedule 13D                                                       Page 7 of 10


                 9.  Sole Dispositive Power
Reporting
                     0
Person
                 --------------------------------------------------------------
With
                 10. Shared Dispositive Power

                     0

 -------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          0

-------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)...................................................

-------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)

          0.0%

-------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)

          PN
          ......................................................................



CUSIP No. 001031103

------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          KKR Associates

-------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)    ..............................................................

          (b)    ..............................................................

-------------------------------------------------------------------------------

     3.   SEC Use Only.........................................................

-------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)

          Not applicable

-------------------------------------------------------------------------------

Schedule 13D                                                       Page 8 of 10


     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)...................................................

-------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization

          New York

-------------------------------------------------------------------------------

                 7.  Sole Voting Power

Number of            0

                 --------------------------------------------------------------
Shares
                 8.  Shared Voting Power
Beneficially
                     0
Owned by         --------------------------------------------------------------
Each
                 9.  Sole Dispositive Power
Reporting
                     0
Person
                 --------------------------------------------------------------
With
                 10. Shared Dispositive Power

                     0

-------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          0

-------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)...................................................

-------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)

          0.0%

-------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)

          PN
          ......................................................................

Schedule 13D                                                       Page 9 of 10


This Amendment No. 5 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, par value $.01 per share, of AEP Industries Inc. (the "Common Stock"), filed on July 1, 1996, as amended by Amendment No. 1 thereto filed on October 17, 1996, Amendment No. 2 thereto filed on June 4, 1999, Amendment No. 3 thereto filed on February 9, 2001 and Amendment No. 4 thereto filed on July 12, 2001 (as amended, the "Schedule 13D") by and on behalf of the reporting persons, consisting of KKR Associates, Whitehall Associates, L.P. BW Holdings LLC, Borden Holdings, Inc. and Borden Chemical, Inc., with respect to the items set forth below.


Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

     As previously reported in the Current Report on Form 8-K of Borden Chemical Inc., filed on July 7, 2004, BHI Investment, LLC, BW Holdings LLC, Borden Holdings, Inc., Borden Chemical, Inc., Craig O. Morrison and Joseph P. Bevilaqua entered into a Stock Purchase Agreement, dated as of July 5, 2004 (the "Stock Purchase Agreement"), pursuant to which BW Holdings LLC agreed to sell all of its interest in Borden Holdings, Inc., the parent company of Borden Chemical, Inc., to BHI Investment, LLC. The sale of Borden Holdings, Inc. was completed on August 12, 2004. Consequently, Borden Holdings, Inc. is no longer a wholly owned subsidiary of BW Holdings LLC and, as a result, KKR Associates, Whitehall Associates, L.P. and BW Holdings LLC are no longer the beneficial owners of any shares of Common Stock and thus the filing obligations of such parties under Rule 13-d are terminated.

     Borden Holdings, LLC, the successor to Borden Holdings, Inc., filed a Statement on Schedule 13D on August 23, 2004 reporting its beneficial ownership of the 2,174,418 shares of Common Stock previously reported by the reporting persons under the Schedule 13D, as amended by this Amendment No. 5.

                  (a) See the information contained on the cover pages to this Amendment No. 5 to Schedule 13D which is incorporated herein by reference.

                  (b) See the information contained on the cover pages to this Amendment No. 5 to Schedule 13D which is incorporated herein by reference.

                  (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by Borden Chemical, Inc., Borden Holdings, Inc., BW Holdings LLC, KKR Associates and Whitehall Associates, L.P., except as described in this Amendment No. 5 to Schedule 13D.

                  (d)  None.

                  (e) August 12, 2004.

Item 7.         Material to Be Filed as Exhibits.
                --------------------------------

Exhibit 1 Stock Purchase Agreement dated as of July 5, 2004 among BHI Investment, LLC, BW Holdings LLC, Borden Holdings, Inc.,
            Borden Chemical, Inc., Craig O. Morrison and Joseph P. Bevilaqua (incorporated by reference to Exhibit (10)(i) to the Form 10-Q of Borden Chemical, Inc., filed on July 26, 2004, File No. 001-00071).

Schedule 13D                                                       Page 10 of 10

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          KKR ASSOCIATES

                          By:   /s/ William J. Janetschek
                                ----------------------------------------
                                Name:     William J. Janetschek
                                Title:    Attorney-in-Fact for Scott M. Stuart

                          WHITEHALL ASSOCIATES, L.P.

                          By KKR Associates
                             General Partner

                          By:   /s/ William J. Janetschek
                                ----------------------------------------
                                Name:     William J. Janetschek
                                Title:    Attorney-in-Fact for Scott M. Stuart

                          BW HOLDINGS LLC

                          By Whitehall Associates, L.P.,
                               Its managing member

                          By KKR Associates
                             General Partner

                          By:   /s/ William J. Janetschek
                                ----------------------------------------
                                Name:     William J. Janetschek
                                Title:    Attorney-in-Fact for Scott M. Stuart

                          BORDEN HOLDINGS, INC.

                          By: Borden Holdings, LLC
                          By: BHI Acquisition Corp., its member

                          By:   /s/ Ellen German Berndt
                                ----------------------------------------
                                Name:     Ellen German Berndt
                                Title:    Secretary

                          BORDEN, INC.

                          By:   /s/ Ellen German Berndt
                                ----------------------------------------
                                Name:     Ellen German Berndt
                                Title:    Secretary

Dated: August 31, 2004

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)